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                               February 14, 2023

       Yunhao Chen
       Chief Financial Officer
       Dogness (International) Corporation
       Tongsha Industrial Estate, East District
       Dongguan, Guangdong 523217
       People's Republic of China

                                                        Re: Dogness
(International) Corporation
                                                            Form 20-F for the
Year Ended June 30, 2022
                                                            Filed September 30,
2022
                                                            File No. 001-38304

       Dear Yunhao Chen:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended June 30, 2022

       Part 1, page 1

   1. We note your disclosure beginning on page 23 regarding "Risks Related to Our Doing
                                                        Business in the China."
Please provide a more prominent disclosure about the legal and operational risks
associated with being based in or having the majority of the company   s
                                                        operations in China.
Your disclosure should make clear whether these risks could result in a material change in
your operations and/or the value of your securities or could significantly limit or
completely hinder your ability to offer or continue to offer securities to investors and cause
the value of such securities to significantly decline or be worthless.
                                                         Your disclosure should
address how recent statements and regulatory actions by China   s
                                                        government, such as
those related to data security or anti-monopoly concerns, have or may impact the company
 s ability to conduct its business, accept foreign investments, or list on a U.S. or other
foreign exchange.
 Yunhao Chen
Dogness (International) Corporation
February 14, 2023
Page 2
2. At the outset of Part 1, please disclose prominently that you are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors.
          Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
3. At the onset of Part I, clearly disclose how you will refer to the holding company, and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your subsidiaries conduct operations in China and that the holding company does not conduct operations.
          Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
Item 3. Key Information, page 1

4. At the onset of Item 3, provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer.
         Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
          Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company.
Item 15. Controls and Procedures, page 126

5. You disclose that you carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of June 30, 2020, instead of June
         30, 2022, and concluded that your disclosure controls and procedures were ineffective. In future filings, please ensure that your evaluation and conclusion of the effectiveness of disclosure controls and procedures is as of the end of the period covered by your report as required by Item 15(a) of Form 20-F.
6. You disclose that you performed an assessment of the effectiveness of your internal control over financial reporting as of June 30, 2021, instead of June 30, 2022, and concluded that you did not maintain effective internal control over financial reporting. In
FirstName LastNameYunhao Chen
       future filings, please ensure that your assessment and conclusion of the effectiveness of
Comapany    NameDogness
       internal control over(International) Corporation
                              financial reporting is as of the end of your most
recent fiscal year as
       required
February         by Page
          14, 2023  Item 15(b)(3)
                          2        of Form 20-F.
FirstName LastName
 Yunhao Chen
FirstName LastNameYunhao      Chen
Dogness (International) Corporation
Comapany14,
February  NameDogness
             2023         (International) Corporation
February
Page 3 14, 2023 Page 3
FirstName LastName
Item 18. Financial Statements, page F-1

7. We note that you have presented financial statements for the three years ended June 30,
         2022; however, you have presented audit reports that only cover the years ended June 30,
         2022 and June 30, 2021. Please file an amendment to your Form 20-F to also present an audit report that covers the year ended June 30, 2020. In doing so, please ensure that you also include revised certifications that are currently dated and refer to the Form 20-F/A.
Report of Independent Registered Public Accounting Firm, page F-1

8. We note that you are required to report on your internal control over financial reporting, but such report is not required to be audited. As such, please make arrangements with your auditor to have them revise, in future filings, the audit report to include the internal control over financial reporting explanatory language required by AS 3105.59.
Item 19. Exhibits, page 130

9. In future filings, please ensure that you present Section 906 certifications from your Chief
         Executive Office and Chief Financial Officer as exhibits to the Form 20-F. In this regard, we note that you did not present the Section 906 certification from your Chief Financial
         Officer as Exhibit 13.2; instead, you presented the Section 302 certification that was already presented as Exhibit 12.2.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Gordon at 202-551-3866 or Ernest Greene at 202-551-3733 with any questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Manufacturing